UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G



                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934




                               LeCroy Corporation
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title or Class of Securities)

                                  52324W 10 9
                                 (CUSIP Number)


Check the following box if fee is being paid with this statement:   [ ]
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                            MANUALLY SIGNED ORIGINAL

                             PAGE ONE OF SIX PAGES

                                  NO EXHIBITS


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 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Walter O. LeCroy, Jr.

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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)   (NOT APPLICABLE.)                             __
                                                                    (A) /__/
                                                                         __
                                                                    (B) /__/
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 3    SEC USE ONLY


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 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

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                    5    SOLE VOTING POWER

NUMBER OF SHARES         788,601 shares (Includes 83,356 shares held by
HELD BY EACH             the LeCroy Corporation Employee Stock Ownership
REPORTING PERSON         Trust and  allocated  to the account of Mr. LeCroy.
WITH:                    Excludes  42,500 shares held in trusts for the benefit
                         of certain of Mr. LeCroy's family members. Mr. LeCroy disclaims beneficial ownership of the 42,500 shares held in such trusts.)

                   ------------------------------------------------------
                    6    SHARED VOTING POWER

                         None

                   ------------------------------------------------------
                    7    SOLE DISPOSITIVE POWER

                         788,601 shares (Includes 83,356 shares held by the LeCroy Corporation Employee Stock Ownership Trust and allocated to the account of Mr. LeCroy. Excludes 42,500 shares held in trusts for the benefit of certain of Mr. LeCroy's family members. Mr. LeCroy disclaims beneficial ownership of the 42,500 shares held in such trusts.)

                    ------------------------------------------------------

                    8    SHARED DISPOSITIVE POWER

                         None

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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     788,601 shares (Includes 83,356 shares held by the LeCroy Corporation Employee Stock Ownership Trust and allocated to the account of Mr. LeCroy. Excludes 42,500 shares held in trusts for the benefit of certain of Mr. LeCroy's family members. Mr. LeCroy disclaims beneficial ownership of the 42,500 shares held in such trusts.)

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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                           [x]


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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.62%


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12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      Individual

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ITEM 1(A). NAME OF ISSUER:

LeCroy Corporation


ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

700 Chestnut Ridge Road
Chestnut Ridge, New York  10977


ITEM 2(A). NAME OF PERSON FILING:

Walter O. LeCroy, Jr.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

c/o LeCroy Corporation
700 Chestnut Ridge Road
Chestnut Ridge, New York  10977


ITEM 2(C). CITIZENSHIP:

United States


ITEM 2(D). TITLE OF CLASS OF SECURITIES:

Common Stock, $.01 par value per share


ITEM 2(E). CUSIP NUMBER:

52324W 10 9


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
            _
     (A)   /_/  Broker or dealer  registered  under Section 15 of the Act.
     (B)   /_/  Bank as defined in Section 3(a)(6) of the Act.
     (C)   /_/  Insurance Company as defined in Section 3(a)(19) of the Act.
     (D)   /_/  Investment Company registered under Section 8 of the
            _   Investment Company Act.
     (E)   /_/  Investment Adviser registered under Section 203 of the
            _   Investment Advisers Act of 1940.
     (F)   /_/  Employee Benefit Plan, Pension Fund which is subject
                to the provisions of the Employee Retirement IncomeSecurity
            _   Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).
     (G)   /_/  Parent Holding Company, in accordance with Rule 13d-1(b)
            _   (1)(ii)(G); see Item 7.
     (H)   /_/  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4.   OWNERSHIP:

     (a) Amount beneficially owned:  788,601 shares (Includes 83,356 shares held by the LeCroy Corporation Employee
                                     Stock Ownership Trust and allocated to the account of Mr. LeCroy. Excludes 42,500 shares held in trusts for the benefit of certain of Mr. LeCroy's family members. Mr. LeCroy disclaims beneficial ownership of the 42,500 shares held in such trusts.)

     (b)   Percent of class: 10.62%
     (c)   Number of shares as to which such person has:

          (i)  Sole Power to vote or to direct the vote: 788,601 shares
               (See Item 4(a) above.)
          (ii) Shared power to vote or to direct the vote: None
         (iii) Sole power to dispose or to direct the disposition of: 788,601 shares (See Item 4(a) above.)
          (iv) Shared power to dispose or to direct the disposition of: None

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

(Not applicable.)


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

(Not applicable.)


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

(Not applicable.)


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

(Not applicable.)


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

(Not applicable.)

ITEM 10.  CERTIFICATION:

(Not applicable.)



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                          March 5, 1998
                                                (Date)


                                        /s/ Walter O. LeCroy, Jr.
                                              (Signature)


                                          Walter O. LeCroy, Jr
                                              (Name/Title)